EA Markets Securities LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	344,338
Accounts receivable		7,040
Prepaid expense		1,673
Total assets	$	353,051

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	9,255
Total liabilities		9,255
Commitments and contingencies		
Member's equity		
Member's equity		343,796
Total member's equity		343,796
Total liabilities and member's equity	$	353,051

The accompanying notes are an integral part of these financial statements.